UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

DIGITAL FUSION, INC.

(Name of Issuer)

COMMON STOCK,  $0.01 PAR VALUE

(Title of Class of Securities)

25386R-10-1

(CUSIP Number)

RICHARD B. HADLOW, ESQ.

Holland & Knight LLP

100 North Tampa Street, Suite 4100

Tampa, FL 33602

(813) 227-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 3, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292052 10 7
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael W. Wicks
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,775,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,775,000
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,775,000 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.6%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Digital Fusion, Inc., a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 4940-A Corporate Drive, Huntsville, Alabama 35805.

Item 2.	Identity and Background

The person filing this statement is Michael W. Wicks, a United States citizen (the "Reporting Person"), whose business address is 4940-A Corporate Drive Huntsville, Alabama 35805.  The Reporting Person is the president of Summit Research Corporation ("Summit"), a division of Digital Fusion, Inc.

During the last five years, the Reporting Person has neither (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person acquired the securities as partial consideration under the Stock Purchase Agreement, dated October 28, 2004 by and between the Issuer and the Reporting Person (the "Agreement") in exchange for all of the stock o Summit.  In addition to other consideration, the Reporting Person received 575,000 shares of Common Stock of the Issuer and convertible notes in the principal amount of $2,700,000 (the "Notes").

  The principal portion of the Notes is convertible at any time into Common Stock of the Issuer at a rate of $2.25 per share.

Item 4.	Purpose of Transaction

The Reporting Person has no present plans or proposals with respect to the matters set forth in Item 4 of Schedule 13D, other than in connection with his activities as the President of Summit. The Reporting Person may from time to time, depending on economic and market conditions and other factors, consider one or more of such matters, including, without limitation, acquiring  of additional shares of Common Stock of the Issuer or disposing of the Notes or any shares of Common Stock, subject to applicable law.

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Item 5.	Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 1,775,000 shares of Common Stock, which includes 575,000 shares held directly and the Notes convertible into 1,200,000 shares at a price of $2.25 per share.  The Reporting Person's holding constitutes, in the aggregate, approximately 15.6% of the Issuer's Common Stock, based on its Quarterly Report on Form 10-QSB for the quarter ending September 30, 2004.

(b) The Reporting Person has sole power to vote and to dispose or to direct the disposition of all of such shares of Common Stock of the Issuer beneficially held by him.
(c) Other then in accordance with the Agreement, the Reporting Person has not acquired any Common Stock of the Issuer.
(d) Not applicable.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 28, 2004, the Reporting Person entered into a Stock Purchase Agreement (the "Agreement") with the Issuer  pursuant to which the Issuer acquired from the Reporting Person all of his stock in Summit.  The transactions contemplated by the Agreement closed on January 3, 2005.

The Agreement is filed as Exhibit 1 to the Schedule 13D and is incorporated herein by reference.  The foregoing description of the terms and conditions of the Agreement described herein is only a summary of some of the material provisions of such agreement and does not purport to be complete and does not restate such agreement in its entirety.

Item 7.	Material to Be Filed as Exhibits

(1)           Stock  Purchase Agreement, dated as of October 28, 2004, by and among the Issuer and the Reporting Person.

(2)           Form of Convertible Promissory Note, dated January 3, 2004, from the Issuer to the Reporting Person.

Signature

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

January 13, 2005
Date
/s/Michael W. Wick
Signature
Michael W. Wick
Name/Title

Exhibit Index

Exhibit Number	Title
1.	Stock Purchase Agreement, dated as of October 28, 2004, by and among the Issuer and the Reporting Person.
2.	Convertible Promissory Note, dated as of January 3, 2004, from the Issuer to the Reporting Person.